UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              RF MONOLITHICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74955F106
                              --------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                              CUSIP NO. 74955F106

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Quaker Capital Management Corporation

         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)
                  ------
         (b)        X
                  ------

3.       SEC Use Only

                      ----------------------------------------------------------

4.       Citizenship or Place of Organization                 Pennsylvania
                                                              ------------------

Number of         5.       Sole Voting Power                  426,750
 Shares                                                       ------------------
Beneficially      6.       Shared Voting Power                424,500
 Owned by                                                     ------------------
Each Reporting    7.       Sole Dispositive Power             426,750
  Person                                                      ------------------
  With:           8.       Shared Dispositive Power           424,500
                                                              ------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         851,250
         ----------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                      --------
         The Reporting Person disclaims beneficial ownership of 839,500 shares owned by its clients.

11.      Percent of Class Represented by Amount in Row (9)
                                                              13.80%
                                                              ------------------

12.      Type of Reporting Person                             IA
                                                              ------------------



                               Page 2 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 74955F106



Item 1.

         (a)      Name of Issuer

                  RF Monolithics, Inc.
                  --------------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  4441 Sigma Road, Dallas, Texas 75244
                  --------------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Quaker Capital Management Corporation

                  --------------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  401 Wood Street, Suite 1300, Pittsburgh, PA  15222
                  --------------------------------------------------------------

         (c)      Citizenship

                  Pennsylvania, USA

                  --------------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock

                  --------------------------------------------------------------

         (e)      CUSIP Number

                  74955F106

                  --------------------------------------------------------------



                               Page 3 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 74955F106


Item 3.           If this statement is filed pursuant to ss.240.13d-1(b) or 240.
                  13d-2(b) or (c), check whether the person filing is a:

     (a)      /   /        Broker of   dealer  registered under  section  15  of
                           the Act;

     (b)      /   /        Bank as defined in section 3(a)(6) of the Act;

     (c)      /   /        Insurance company as defined   in section 3(a)(19) of
                           the Act;

     (d)      /   /        Investment company registered under section 8 of  the
                           Investment Company Act of 1940;

     (e)      / X /        An  investment  adviser in accordance withss.240.13d-
                           1(b)(l)(ii)(E);

     (f)      /   /        An   employee   benefit   plan   or endowment fund in
                           accordance withss.240.13d-1(b)(1)(ii)(F);

     (g)      /   /        A parent   holding   company   or   control person in
                           accordance withss.240.13d-1(b)(1)(ii)(G);

     (h)      /   /        A savings association as defined in   Section 3(b) of
                           the Federal Deposit Insurance Act;

     (i)      /   /        A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of   the
                           Investment Company Act of 1940;

     (j)      /   /        Group, in accordance withss.240.13d-1((b)(l)(ii)(J)

Item 4.  Ownership
         ---------

         (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 839,500 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of
                  Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals and employees own 11,750 shares of the Common Stock of the Issuer.


                               Page 4 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 74955F106


         (b) The shares covered by this report represent 13.80% of the Common Stock of the Issuer.

         (c) The Reporting Person has shared voting and dispositive power over 424,500 shares and sole voting and dispositive power over 415,000 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals and employees have sole voting and dispositive power over the 11,750 shares owned by the Reporting Person and/or its principals and employees.

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                                                      ----------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  839,500 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7.           Identification and   Classification of   the  Subsidiary Which
                  Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.




                               Page 5 of 7 Pages

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 6 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 74955F106

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           QUAKER CAPITAL MANAGEMENT CORPORATION


                                              FEBRUARY 12, 2001
                                              ----------------------------------
                                                       Date

                                              /S/ MARK G. SCHOEPPNER
                                              ----------------------------------
                                                       Signature

                                              /S/ MARK G. SCHOEPPNER, PRESIDENT
                                              ----------------------------------
                                                       Name/Title


                               Page 7 of 7 Pages